Exhibit 99.1

GOLD STANDARD STEPOUT DRILLING EXPANDS DARK STAR
OXIDE GOLD ZONE TO THE WEST WHILE INFILL DRILLING FINDS
DEPTH EXTENSIONS AND THICKER SECTIONS OF HIGHER THAN
EXPECTED GRADES

DC18-07 intersects 229.8m of 2.08 g Au/t including 12.4m of 4.94 g Au/t

August 23, 2018 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported results from 25 reverse-circulation (“RC”) and 2 core holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. Two holes in the northern portion of Dark Star intersected impressive grades and thicknesses: 229.8m of 2.08 g Au/t and 56.4m of 2.94 g Au/t. These results confirm oxide gold resource expansion potential in the footwall of the Ridgeline fault, and continuity to higher-grade mineralization in the hanging wall of the Ridgeline fault.

To date 23,498m of infill, step-out and geotechnical drilling have been completed in 129 RC and core holes at Dark Star (refer to Dark Star drill hole plan map at the following link –https://goldstandardv.com/lp/ds-aug23-2018-drill-maps/). Results from 27 Dark Star holes are summarized below, and with this news release, results have now been reported for 107 of the 129 holes that have been completed.

Jonathan Awde, CEO and Director of Gold Standard commented: “Dark Star continues to surprise us to the upside with several new targets emerging in the northern portion of the deposit. The high-grade feeder structures in this deposit are far more extensive than previously thought and structural limits to the mineralization we originally assumed have proved not to be limits at all. The continuity of the oxidized gold values overall, the thickness of the intervals containing exceptional grade and the near-surface accessibility of the material make Dark Star a potential stand-out among Carlin deposits. We think that an upcoming Preliminary Economic Assessment of Dark Star is likely to have a substantial impact on perceptions of shareholder value.”

Key Highlights from Dark Star:

  DC18-07, a core hole in the northern portion of Dark Star, intersected 229.8m of 2.08 g Au/t, including 11.0m of 5.04 g Au/t, 12.4m of 4.94 g Au/t, 6.5m of 9.17 g Au/t and 14.3m of 4.60 g Au/t (refer to Dark Star cross section 4480110 N and core photos at the following link https://goldstandardv.com/lp/ds-aug23-2018-drill-maps/). The 229.8m mineralized zone includes an 8.6m interval of no core recovery from 131.1m to 139.7m. The oxide intercept is higher-grade and more continuous than predicted by the resource model. Mineralization extends approximately 30m below the resource model where the hole was lost at 243.6m in 0.45 g Au/t.

  In the northern portion of Dark Star, drill holes DR18-69, -97, -98, -99, -100 and -101 returned thick, oxide gold intercepts in the footwall (west) of the Ridgeline fault. Currently nine holes in the footwall outline a 300m north-south zone of oxide mineralization. This a new target area that remains open for resource expansion to the north and west.

  In the northern portion of Dark Star, stepout RC hole DR18-99 intersected 56.4m of 2.94 g Au/t, including 16.8m of 8.67 g Au/t (refer to Dark Star cross section 4480170 N at the following link – https://goldstandardv.com/lp/ds-aug23-2018-drill-maps/). These results are noteworthy for four reasons: 1) the high-grade intercept is located approximately 60m into the footwall (west) of the Ridgeline fault – a structure once thought to be a boundary to mineralization; 2) the intercept is higher-grade than predicted by the resource model; 3) the intercept is oxide based on AuCN shake tests, and 4) resource expansion potential remains open to the north and west.

  Also, in the footwall of the Ridgeline fault, RC hole DR18-97 intersected 70.1m of 0.89 g Au/t, including 10.7m of 2.88 g Au/t (refer to Dark Star cross section 4480200 N at the following link – https://goldstandardv.com/lp/ds-aug23-2018-drill-maps/). This oxide intercept expands the current resource block model 30m to the west of the Ridgeline fault.

  In the southern portion of Dark Star, RC hole DR18-96 intersected 125.0m of 0.58 g Au/t starting at the topographic surface. The oxide intercept is higher-grade than predicted by the resource block model.

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DR18-69	RC		-90	274.3	123.5-129.6	6.1	0.20
					179.9-199.7	19.8	0.60
Including					192.1-196.7	4.6	1.40
DR18-70	RC	90	-75	349.0	Assays pending
DR18-77	RC		-90	193.5	94.5-99.1	4.6	0.48
					120.4-126.5	6.1	0.16
					134.1-144.8	10.7	0.15
DR18-78	RC	90	-73	195.1	94.5-106.7	12.2	1.32
Including					96.0-100.6	4.6	3.03
DR18-79	RC		-90	195.1	71.6-74.7	3.1	0.48
					82.3-89.9	7.6	0.36
					105.2-115.9	10.7	0.15
					128.0-143.2	15.2	0.23
					167.7-181.4	13.7	0.22
DR18-80	RC		-90	175.3	122.0-123.5	1.5	0.18
DR18-81	RC		-90	199.6	0-9.1	9.1	2.08
					80.8-117.4	36.6	0.20
					172.3-199.7	27.4	0.41
DR18-84	RC	90	-58	57.9	Hole lost before testing target
DR18-85	RC	90	-80	170.7	45.7-118.9	73.2	0.41
Including					100.6-103.7	3.1	2.02
DR18-86	RC		-90	169.2	41.1-51.8	10.7	0.25
					57.9-149.4	91.5	0.34
DR18-87	RC	90	-69	146.3	19.8-22.9	3.1	0.15
					67.1-76.2	9.1	0.19
					89.9-103.6	13.7	0.54
DR18-88	RC		-90	185.9	61.0-245.5	123.5	0.53
Including					172.2-182.9	10.7	2.34
DR18-89	RC	90	-74	170.7	65.5-79.2	13.7	0.39
					91.4-94.5	3.1	0.20
					108.2-150.9	42.7	0.60
Including					115.9-135.7	19.8	1.02
DR18-90	RC	90	-87	195.1	62.5-158.5	96.0	0.39

Including					83.8-89.9	6.1	1.18
DR18-91	RC		-90	201.2	59.5-68.6	9.1	4.43
					79.3-93.0	13.7	0.33
					166.2-178.4	12.2	0.16
DR18-92	RC		-90	185.9	83.8-138.7	54.9	0.50
Including					114.3-129.5	15.2	1.08
					181.4-186.0	4.6	0.27
DR18-93	RC		-90	170.7	138.7-169.2	30.5	0.17
DR19-94	RC		-90	210.3	71.6-117.3	45.7	0.37
					123.5-169.2	45.7	0.26
DR18-95	RC		-90	152.4	0-10.7	10.7	0.18
					35.1-137.2	102.1	0.70
Including					59.4-64.0	4.6	1.18
Including					105.2-122.0	16.8	1.93
DR18-96	RC	90	-86	157.0	0-125.0	125.0	0.58
Including					39.6-42.7	3.1	1.59
Including					105.2-114.3	9.1	1.00
DR18-97	RC		-90	289.6	13.7-42.7	29.0	0.54
Including					13.7-16.8	3.1	1.98
					132.6-146.3	13.7	0.16
					173.8-184.5	10.7	0.15
					199.7-269.8	70.1	0.89
Including					204.2-208.8	4.6	1.34
Including					242.4-253.1	10.7	2.88
DR18-98	RC	90	-82	201.2	103.7-128.1	24.4	0.20
					134.1-150.9	16.8	0.42
DR18-99	RC	90	-72	350.5	36.6-41.2	4.6	0.29
					195.1-204.2	9.1	0.30
					231.7-288.1	56.4	2.94
Including					245.4-262.2	16.8	8.67
					311.0-315.6	4.6	0.21
					327.7-350.6	22.9	0.59
DR18-100	RC		-90	170.7	93.0-117.4	24.4	0.38
					129.6-135.7	6.1	0.35
DR18-101	RC		-90	190.5	109.7-138.7	29.0	0.26
					146.3-182.9	36.6	0.32
					187.5-190.6	3.1	0.22
DR18-102	RC		-90	201.2	93.0-94.5	1.5	0.53
					99.1-111.3	12.2	0.19
					122.0-128.1	6.1	0.17
DR18-103	RC	90	-73	202.7		Assays pending
DR18-104	RC	90	-80	403.9		Assays pending
DR18-105	RC	90	-80	367.3		Assays pending
DC18-04	Core	275	-75	277.4	Geotechnical hole – assays pending
DC18-06	Core	40	-65	259.1	Geotechnical hole – assays pending
DC18-07	Core		-90	243.6	13.8-243.6	229.8	2.08
Including					86.7-97.7	11.0	5.04
Including					140.9-153.3	12.4	4.94
Including					174.4-180.9	6.5	9.17
Including					223.5-237.8	14.3	4.60
DC18-08	Core	130	-65	231.6	Geotechnical hole – assays pending
DC18-09	Core	90	-80	221.0		Assays pending

DC18-10	Core	290	-65	198.1	Geotechnical hole – assays pending
DC18-11	Core	90	-75	66.8	Assays pending
DC18-12	Core	205	-65	232.9	Geotechnical hole – assays pending
DC18-13	Core	90	-75	126.5	72.8-75.9	3.1	0.33
					91.1-98.9	7.8	0.16
					103.7-111.0	7.3	0.47
DC18-14	Core	110	-80	188.5	Geotechnical hole – assays pending
DC18-15	Core	90	-77	121.9	Assays pending
DC18-16	Core	90	-85	196.0	Assays pending
DC18-17	Core	90	-86	192.0	Assays pending
DC18-18	Core		-90	125.0	Assays pending
DC18-19	Core	90	-55	176.8	Assays pending
DC18-20	Core		-90	105.2	Assays pending
DC18-21	Core		-90	91.4	Assays pending
DC18-22	Core	90	-83	304.0	Assays pending

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist commented: “Prior to the development drilling program Dark Star had a NI43-101 compliant resource estimate consisting of 15.38 million tonnes grading 0.54 g Au/t (Indicated) and 17.05 million tonnes grading 1.31 g Au/t (Inferred) at a cutoff grade of 0.20 g Au/t. In addition, Dark Star column recoveries from -12.5mm size material averaged 86.5% gold for oxide and 70% gold for transitional material (October 25, 2017 press release), confirming that Dark Star is a candidate for heap leach processing. The goal of the development program is the conversion of the majority of the inferred resource to measured and indicated, as well as growth of the overall resource. With drilling completed, the model update is currently in progress and will be reported as part of the South Railroad Project PEA. As a comparison to local operations, the Emigrant Mine immediately to the north of Dark Star (16km) is successfully operating on a drill-defined resource of 88 million tonnes grading 0.48 g Au/t, with an expected gold recovery of 50-60%.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific

Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com